SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 10, 2012

Commission File Number: 001-10306

Royal Bank of Scotland Group plc and
The Royal Bank of Scotland plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                               X                                       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                                                          No                              X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-162219 and 333-162219-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

10 September 2012

Implementation of Dutch Scheme

Further to the previous announcements made in relation to the Dutch Scheme, RBS is pleased to announce that the final stage of the Dutch Scheme was implemented at 00:01hrs (British Summer Time) on 10 September 2012.1

Clients will continue to deal, and conduct business, with their local RBS teams as at present.2

For Further Information Contact:

RBS Group Investor Relations Greg Case, Debt Investor Relations +44 207 672 1759	RBS Group Media Relations Michael Strachan, Group Media Centre +44 131 523 4414

1
This announcement is made by The Royal Bank of Scotland Group plc (“RBSG”), The Royal Bank of Scotland plc (“RBS plc”), RBS Holdings N.V. (formerly known as ABN AMRO Holding N.V.) and The Royal Bank of Scotland N.V. (formerly known as ABN AMRO Bank N.V.) (“RBS N.V.”).

The Dutch Scheme refers to the transfer of a substantial part of the business conducted by RBS N.V. in the Netherlands as well as in certain EMEA branches of RBS N.V. (including the transfer of certain securities issued by RBS N.V.) by way of a Dutch statutory demerger to RBS II B.V. (the “Demerger”) followed by a cross-border merger of RBS II B.V. into RBS plc (the “Merger”).

The Demerger took effect at 00:00hrs (Central European Summer Time) on 10 September 2012. The consequences of the Merger, as approved by the Court of Session in Scotland, took effect at 00:01hrs (British Summer Time) on 10 September 2012. The Merger was the final stage of the Dutch Scheme.

The Deed of Irrevocable Offer (as described in the announcement dated 26 March 2012 made in relation to the Dutch Scheme and which has been executed by RBS plc) and the undertakings given by RBS plc to the Court of Session in Scotland in connection with that Deed and the Merger can be viewed at http://www.investors.rbs.com/RBS_NV.

2
Investors in securities originally issued by RBS N.V. and for which RBS plc has become the issuer pursuant to the Dutch Scheme should note that certain third parties (including stock exchanges and clearing systems) are updating their websites and systems to reflect the change of issuer. This may not be implemented immediately from the Effective Time.

Investors should refer to the website http://www.investors.rbs.com/RBS_NV (for securities issued prior to 23 March 2012) or the issue and/or offer documents (including term sheets) (for securities issued from on or around 23 March 2012) for information as to whether RBS plc has become the issuer of their securities from the Effective Time as a result of the Dutch Scheme.

Disclaimer

If you are in any doubt as to whether there is any tax or other impact on you as a result of the proposed transfers of a substantial part of the business activities of RBS N.V. to RBS plc (including the Dutch Scheme), please discuss such matters with your advisers.

Cautionary Statement

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Angela McEntee
Name: Angela McEntee
Title: Assistant Secretary

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Angela McEntee
Name: Angela McEntee
Title: Assistant Secretary